Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                        Chrysler Center, 666 Third Avenue
                            New York, New York 10017

Jeffrey P. Schultz                                              212 935 3000
                                                                212 983 3115 fax

Direct dial  212 692 6732
jschultz@mintz.com

                                                        September 27, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:   Platinum Energy Resources, Inc.
      Registration Statement on Form S-1
      Amendment No. 2 Filed on August 30, 2005
      File No. 333-125687

Ladies and Gentlemen:

      On behalf of Platinum Energy Resources, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 3 to the Company's Registration Statement on Form S-1 (the "Amendment"), as initially filed with the Commission on June 10, 2005 and amended on July 27, 2005 and August 30, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Thomas Kluck of the Commission.

      Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated September 20, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.

      Response: In response to the Staff's comment, please be advised that it is our view that by the time any warrant purchases could occur pursuant to the warrant purchase agreements (i.e. after separate trading of the warrants has commenced), the restricted period, as defined in Regulation M, for the initial public offering of the units will have terminated because the distribution of all the units in the offering will have been completed and any over-allotment and stabilization arrangements and trading restrictions in connection with such offering will have terminated. Accordingly, we believe that Regulation M is inapplicable to such warrant purchases.

      We note that the exercise of an over-allotment option does not affect the termination of the distribution if the over-allotment is used solely to cover the net syndicate short position resulting from the distribution (as explained in the FAQs, "Completion of Participation in a Distribution"). However, to address any concerns that the staff may have with respect to warrant purchases occurring during the restricted period and for avoidance of doubt, we have added language to the Amendment that states: "In no event will Casimir Capital L.P. permit separate trading of the common stock and warrants until the business day following the earlier to occur of the expiration of the underwriters' over-allotment option or its exercise in full."

Securities and Exchange Commission
Page 2 of 4

      We understand that this issue has been discussed extensively with the Division of Market Regulation on a number of occasions by several law firms which have been involved in a number of these types of offerings. We also note that approximately 30 offerings have been completed recently with precisely the same warrant purchase feature.

2. Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

      Response: In response to this comment, we have removed the check from the Rule 434 box on the registration statement cover.

Risk Factors, page 6

3. We note the addition of the risk factor entitled "Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources..." We further note that you should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. This risk factor should be removed.

      Response: In response to this comment, we have removed the risk factor.

Use of Proceeds, page 17

4. We note the statement that "[i]n addition, to the extent that the funds not held in the trust are insufficient to cover the expenses of a business combination, including the payment of finder's fee..." If applicable, in the use of proceeds table, please include finder's fee under the line item "Working capital to cover miscellaneous expenses..."

      Response: In response to this comment, we have removed the phrase "including the payment of a finder's fee, if any" since any finder's fee would be payable following the consummation of the business combination out of the funds held in trust. Consequently, we have not included the finder's fee in the line item noted in the comment.

5. We note the statement that "[t]o the extent such expenses [reimbursements] exceed the available proceeds not deposited in the trust fund, such out-of-pocket expenses would not be reimbursed by us unless we consummate a business combination." Please clearly indicate that if a business combination is not consummated, all of the funds held in trust would be returned to investors without any deductions.

      Response: In response to this comment, we have revised the disclosure to state that "If a business combination is not consummated, the funds held in trust would be returned to investors without any deductions for such out-of-pocket expenses." However, we note, as discussed in the fifth risk factor, the trust could be subject to claims of creditors.

Securities and Exchange Commission
Page 3 of 4

Proposed Business, page 24

Oil and Gas E&P Industry, page 24

6. We remain confused by the final paragraph of this sub-section. Please attempt to clarify and cite the source(s).

      Response: In response to this comment, we have revised the disclosure to state that "Based on our review of financial publications, oil and gas E&P companies have been purchased during the past year for significantly less than the market price of oil on commodities exchanges on a per barrel of oil equivalent basis. In other words, we believe that profit can be captured by buying oil and gas companies or reserves, and selling the underlying oil and gas commodity." (new language underlined)

Conversion Rights, page 2S

7. Have existing stockholders waived their conversion rights? If so and if in writing, please file an executed copy of the agreement. If not in writing, so indicate.

      Response: We will file the executed agreements between the Company and each of the existing stockholders as exhibits 10.1 through 10.8 to the Amendment which include the waiver of conversion rights in paragraph 1 of such agreements.

Securities and Exchange Commission
Page 4 of 4

      Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

                              Kenneth R. Koch, Esq.
                            Jeffrey P. Schultz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                              Phone: (212) 935-3000
                               Fax: (212) 983-3115

                                        Very truly yours,


                                        /s/ Jeffrey P. Schultz

                                        Jeffrey P. Schultz

cc:   Securities and Exchange Commission

      Thomas Kluck, Esq.

      Platinum Energy Resources, Inc.

      Barry Kostiner
      Mark Nordlicht

      Littman Krooks LLP

      Steven Uslaner, Esq.

      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

      Kenneth R. Koch, Esq.